March 31, 2025

Confidential

Melissa Kindelan

Kathleen Collins

Mariam Mansaray

Matthew Derby

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CTW Cayman (CIK: 0002047148)
Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Submitted February 5, 2025

Ladies and Gentlemen:

On behalf of CTW Cayman (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 4, 2025 on the Company’s draft registration statement on Form F-1 confidentially submitted on February 5, 2025 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

* * * *

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.	Please revise to disclose here that two of your customers accounted for 60% and 89% of your revenue for the years ended July 31, 2024 and 2023, respectively, consistent with your disclosures on page 62. To the extent the percentage of revenue related to your two largest customers was generated from a few specific games, revise to clarify as such. In this regard, the percentage of revenue generated from Vivid Army and Queen’s Blade Limited Break as disclosed on page 20 is the same as the percentage of revenue generated from each of your top two customers. Please revise and ensure similar revisions are made to your risk factor disclosures where you discuss reliance on game developers and in the MD&A Overview discussion on page 51.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 20, 51, 52, 71 and F-15 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that, the revenues derived from its two flagship games (namely, Vivid Army and Queen’s Blade Limited Break) for the fiscal years ended July 31, 2024 and 2023 are directly associated with the revenues generated from each of the two respective game developers, who are distinct customers of the Company during the same periods.

In general, the Company enters into individual agreements with each game developer customer for a specific game and to provide related services to the developer in connection with that game. In relation to these two flagship games, the Company has entered into agreements with each of their respective game developers. For the years ended July 31, 2024 and 2023, Vivid Army and Queen’s Blade Limited Break accounted for 40.26% and 19.62%, and 58.23% and 30.85%, of our revenues, respectively. Additionally, the developer of Queen’s Blade Limited Break launched another game on our platform, namely Strike the Blood Daybreak, in the year ended July 31, 2024, generating approximately 7.42% of our revenue for the same year. Consequently, the developer of Vivid Army was our largest customer, contributing 40.26% and 58.23% of our revenues with Vivid Army alone for the years ended July 31, 2024 and 2023, respectively, and the developer of Queen’s Blade Limit Break and Strike The Blood Daybreak was our second-largest customer, contributing 27.04% of our revenue with the two games combined for the year ended July 31, 2024, and 30.85% of our revenue with Queen’s Blade Limited Break alone for the year ended July 31, 2023. This is consistent with our customer-level revenue aggregation.

The Company further respectfully advises the Staff that most of the games developed by our game developer customers are based on licensed intellectual property (IP) resources. The Company has also distributed a limited number of non IP-based titles developed by our developer customers, including Vivid Army, based on agreements with these developers that do not include the provision of IP resources to the developers. In response to the Staff’s comment and to provide additional information regarding the agreements entered into with game developers, the Company is filing herewith (i) the agreement with the developer of Vivid Army, River Game HK Limited, as Exhibit 10.4 to the Revised Draft Registration Statement; and (ii) a form of the agreements typically entered into with developers for IP-based games, including Queen’s Blade Limited Break, as Exhibit 10.5 to the Revised Draft Registration Statement.

2.	We note your disclosure on page 64 that Frost & Sullivan’s December 2024 report was commissioned by you. Please file Frost & Sullivan’s consent as an exhibit to the registration statement. Refer to Securities Act Rule 436.

Response:

In response to the Staff’s comment, the Company has filed a consent of Frost & Sullivan as Exhibit 99.3 to the Revised Draft Registration Statement.

3.	We note your disclosure on page 2, that you pay an upfront advance to your game developer partners to support their game development and once a game achieves financial success, you recover the initial advance fee from the in-game purchases made on its platform. Please expand your disclosure to discuss how you determine financial success and what happens if a customer does not reach that level. Additionally, discuss the terms of your agreements with your game developer partners and include key information such as, but not limited to, the length of time given to your game developer partners at various stages of your partnership.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 21 and 72 of the Revised Draft Registration Statement to remove any inference that “financial success” is a pre-condition for the repayment of advance fees by developers and to provide additional details regarding the arrangements related to advance fees and service fees with game developers, the associated risks of not being able to fully recoup the advances, as well as key terms of the agreements entered into with game developers.

The Company begins recouping advances through in-game purchases made by end users as soon as a game is launched on its platform. In the event that a game developer fails to develop the game, or the in-game purchases from a launched game are insufficient, the developer is not required to repay any shortfall. Consequently, the Company may be unable to fully recover the advance provided, potentially resulting in a loss on the outstanding advance balance.

The agreements that the Company enters into with game developers generally provide game developers two to three years to develop a game and include terms regarding advance repayments, payment of service fees to the Company through sharing a portion of in-game purchases paid by end users in a game for the services provided to developers by the Company, and specific types of services that the Company provides to game developers under these agreements. These services include the provision of access to IP resources for development of specific games, as well as distribution, marketing, and operational support. These agreements remain in effect for the entire lifecycle of a game on the Company’s platform, during which time the Company recovers the outstanding advance exclusively through in-game purchases generated from the game. In response to the Staff’s comment and to provide additional information with regard to the terms of agreements entered into with game developers, the Company is filing herewith: (i) the agreement with the developer of Vivid Army, River Game HK Limited, as Exhibit 10.4 to the Revised Draft Registration Statement; and (ii) a form of agreements typically entered into with developers for IP-based games as Exhibit 10.5 to the Revised Draft Registration Statement. Please see the Company’s response to the Staff’s comment 1 above.

4.	We understand that by building strategic relationships with renowned Japanese animation IP holders and leveraging those well-established relationships, you offer premium IP resources along with ancillary support, and distribution and marketing services, to provide a comprehensive platform that helps your game developer partners generate revenue. Additionally, on page 19, you state that you may lose the benefit of some of the intellectual property licensed to you, or authorized to be distributed by you, if you fail to secure or renew key licenses or partnerships with game developers on favorable terms. To the extent that you substantially rely on any one or more of these third parties, please identify that party. Additionally, to the extent you have any agreements with those third parties, please so indicate and describe in your business section the material terms of such agreements. You should also file the agreements as exhibits, if material. If you have determined you are not substantially dependent on these third parties, provide us with an analysis supporting this determination and disclose the number of third parties you engage to provide these IP services. Refer to Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 2 and 72 of the Revised Draft Registration Statement to provide additional details regarding the material terms of agreements entered into with IP holders.

The Company respectfully advises the Staff that it regularly enters into various IP agreements with multiple IP holders to enhance its game portfolio and appeal to a diverse group of global audience, including animation enthusiasts. In response to the Staff’s comment and to provide additional information regarding the key terms of license agreements entered into with IP holders, the Company is filing herewith a form of license agreements typically entered into with IP holders for various IP resources as Exhibit 10.6 to the Revised Draft Registration Statement.

5.	Expand your disclosure to discuss what it means to “secure” IPs from their holders and provide access to IP-related content for game development to game developers. Be sure to discuss the level of control you have over these IPs once secured and any related risks involved in the process. Finally, expand your disclosure to discuss the “premium IP resources” and ancillary support you offer to game developers.

Response:

In response to the Staff’s Comment, the Company has revised the disclosures on pages 4, 20, 51, 71 and 74 of the Revised Draft Registration Statement.

6.	We note you disclose revenue for the years ended July 31, 2024 and 2023. Please revise to disclose net income and/or net loss for each period that you discuss revenue and revenue growth.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Revised Draft Registration Statement.

Conventions that Apply to this Prospectus, page 11

7.	We note your definition of an active user as any user that spends at least one minute on the platform during the applicable period. Please clarify how a user who accesses the platform on two or more devices in the period is counted.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Revised Draft Registration Statement.

Risk Factors

“We depend on our key management and technology personnel.”, page 29

8.	Please elaborate on the basis for your statement on page 29 and elsewhere that your “core management team has cultivated with top-tier IP publishers to secure valuable animation IPs and with leading game developers to produce high-quality games that enhance our platform’s offerings.” Revise to disclose the metric(s) by which “top-tier IP publishers” and “leading game developer” is measured. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of the belief.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 5, 51, and 75 of the Revised Draft Registration Statement. When the Company describes “top-tier IP publishers” and “leading game developers”, the Company also makes it clear that it refers to classification based on the management’s belief. The management uses the following metrics to assess the value and performance of IP publishers and game developers: (i) the number of copies sold for IP publishers; and (ii) cumulative revenues and presence in the top 100 on Apple App Store or Google Play Store for at least once for game developers. The management believes that these metrics can reflect the significance and financial success of the IP publishers or game developers within the broader market. The basis of such belief is grounded in the Company’s strategic focus on aligning its platform offerings with high-performing and well-recognized IPs and developers that can help drive business success across multiple audiences and regions.

If we fail to implement and maintain an effective system of internal controls or fail to remediate weaknesses..., page 35

9.	We note you have identified material weaknesses in your internal control over financial reporting and plan to take measures to remediate such weaknesses. Please revise to describe the specific remediation measures you have taken to date, if any, and those you still plan to take to address the material weaknesses in your internal control over financial reporting. Also, disclose when you expect to fully remediate these weaknesses and any material costs incurred to date as part of your remediation plan. Similar revisions should be made to your disclosures on page 63.

Response:

In response the Staff’s comment, the Company has revised the disclosures on pages 36 and 63 of the Revised Draft Registration Statement.

We are an “emerging growth company” within the meaning of the Securities Act..., page 39

10.	Please revise to state that you intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards and doing so may make it difficult to compare your financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107(b) of the JOBS Act, consistent with your disclosures on page 10.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Revised Draft Registration Statement.

Capitalization, page 45

11.	We note you have one ordinary share outstanding on an actual basis. We also note your disclosure on page 37 that immediately prior to this offering, Mr. Sasaki and his affiliates will own Class A and Class B ordinary shares. Please revise to include a discussion regarding the conversion of the company’s existing ordinary shares into Class A and Class B ordinary shares prior to this offering. In addition, revise the capitalization table to reflect this transaction on a pro forma basis, in a separate column prior to the “as adjusted” basis column, which reflects the issuance of shares in this offering. In addition, revise “The Offering” disclosures on page 13 to reflect the Class B ordinary shares that will be outstanding immediately prior to the offering and include pro forma per share information on page 14 to reflect the conversion of Mr. Sasaki’s ordinary shares into Class A and Class B shares prior to this offering.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 13, 14 and 45 of the Revised Draft Registration Statement.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 51

12.	We note your disclosure on page 70 where you state that in 2023, the Company ranked no. 3 (by gross billings) in the global H5 games platforms market and no. 1 in the Anime IP-based H5 games platforms (by gross billings). We also note that you do not identify the associated companies, rather you designate the companies as company A, B, C, etc. Please revise to identify those companies and to clarify why they are comparable to CTW.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Revised Draft Registration Statement.

Key Operating Metrics, page 54

13.	We note your measure of “average in-game purchase amount per paying monthly active users.” Please revise to clearly define how this is calculated and in your response, provide us with an example of such calculation. In this regard, we note “ARPPU” is defined on page 11, but it is not clear how that definition relates to the measure here. Also, ensure it is clear whether measures are calculated on a daily, monthly, or other basis. Similar revisions and clarifications should be made to the “average in-game purchase amount per monthly active users” with respect to “ARPU” on page 11.

Response:

In response to the Staff’s comment and to provide more consistent disclosures, the Company has revised the disclosures on pages 11 and 54 of the Revised Draft Registration. The Company respectfully advises the Staff that:

●	“ARPPMAU” refers to average in-game purchase amount per paying monthly active users. It is calculated by dividing the total in-game purchase amount in a given fiscal year by the average number of paying monthly active users, which is averaged over each month by further dividing 12. For example, to calculate the ARPPMAU for the year ended July 31, 2023, we divided the total in-game purchase amount of approximately US$78.7 million by the average of approximately 45,511 paying monthly active users for the same period. We then divided the result by 12 months, yielding an average in-game purchase amount per paying monthly active user of approximately US$144.04.

●	“ARPMAU” refers to average in-game purchase amount per monthly active users. It is calculated by dividing the total in-game purchase amount in a given fiscal year by the average number of monthly active users, which is averaged over each month by further dividing 12. For example, to calculate the ARPMAU for the year ended July 31, 2023, we divided the total in-game purchase amount of approximately US$78.7 million by the average of approximately 2.2 million monthly active users. We then further divided the result by 12 months, resulting in an average in-game purchase amount per monthly active user of approximately US$3.02.

Furthermore, the Company respectfully advises the Staff that it has removed the reference to “ARPU” and “ARPPU” on pages 3, 11 and 73, which were calculated based on daily active users and paying daily active users, respectively. With respect to the overall platform performance, the Company believes that ARPU and ARPPU—both calculated on a daily basis—are less meaningful for investors in the context of its business model. As a platform provider that distributes a variety of games, rather than investing upfront in individual titles, and generates revenue solely from in-game purchases and not from advertisement, the Company considers ARPMAU and ARPPMAU to be more appropriate metrics, as these measures are calculated on a monthly basis and provide sufficient insight into the overall platform performance, as further explained in the Company’s response to the Staff’s comment 14 below.

14.	We note you provide quantified information regarding daily active users (DAUs). Please tell us whether this is a key performance measure used by management and if so, revise here to include this measure. We also note your disclosures throughout regarding the importance of player engagement on your business. Tell us what measures are used to monitor engagement and revise to include a quantified discussion of such measures. In your response, tell us whether you consider DAU/MAU ratio as a measure of engagement. Refer to SEC Release 33-10751.

Response:

The Company respectfully advises the Staff that the Company believes that metrics, such as daily active users (DAUs) and DAU/MAU ratio, are not key performance measures. Although the Company recognizes the importance of user engagement to its business, it operates as a platform (rather than a game developer) and thus depends on the overall platform performance rather than individual game performance to drive growth. Unlike companies that incur substantial upfront costs to launch new games, the Company does not invest substantially on the games, and the majority of game development costs are borne by game developers. This structure enables the Company to efficiently transition between different games, reducing financial risks associated with any single title. As such, the Company doesn’t routinely monitor the DAUs or DAU/MAU ratios as a key performance measure. In response to the Staff’s comment and to provide more balanced disclosures, the Company has removed the number of DAUs on pages 3, 73 and 83 of the Revised Draft Registration Statement. Instead, the Company has included MAUs as a key metric, which the management believes already provides investors with sufficient granularity to evaluate individual game performance, without creating a misleading impression that the Company places significant emphasis on evaluating performance at the individual game level.

Furthermore, the Company’s revenue is derived exclusively from service fees paid to us by game developers in the form of sharing a portion of end users’ in-game purchases with us, and it does not generate revenue from advertising. As a result, general active user metrics, including DAUs and DAU/MAU ratios, are less relevant to the Company’s financial performance compared to platforms that rely on ad revenue. Instead, the Company’s key focus is on paying users and their spending behavior, as these directly impact its revenue and net income. While active user data offers insight into platform engagement, the most critical performance measures for the Company’s business are those that reflect user monetization.

15.	Please revise to explain how the retention rate measures are calculated.

Response:

In response the Staff’s comment, the Company has revised the disclosure on page 54 of the Revised Draft Registration Statement.

16.	You disclose on page 11 that ROAS is calculated by dividing “created user” based ARPU by average advertising spending per created user during the applicable period. Please revise to better explain how you calculated average advertising spending per created user. Tell us, and revise your disclosures as necessary, to clarify whether created users are all active users or whether users can create accounts and never use them. Also disclose the number of created users for each period presented, to provide context to these measures.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 11 and 54 of the Revised Draft Registration Statement.

Concentration Risk, page 62

17.	You state that for the year ended July 31, 2024, two suppliers accounted for approximately 50.90% and 10.36% of your total purchases, respectively and for the year ended July 31, 2023, two suppliers accounted for approximately 27.33% and 16.30% of your total purchases, respectively. Please revise your disclosure to clarify whether you have an agreement with some or all of these suppliers and, should you have an agreement, provide a description of each of the material terms of the agreement, including whether or not the agreement is a requirements contract. This description should include, but not necessarily be limited to, payment, term and termination provisions, together with any other rights obtained and material obligations. In addition, you should file copies of any such agreement as an exhibit. Alternatively, please provide us with a detailed explanation of why you are not substantially dependent on any such agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the Company believes that no contract associated with any individual supplier constitutes a “material contract” pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, because these agreements have been made in the ordinary course of the Company’s business and are not agreements upon which the Company’s business is substantially dependent. The Company is not substantially dependent on any contract with its suppliers, because the products and services purchased from its suppliers—primarily marketing and advertising placements on third-party websites—are standard offerings that are readily available from a large number of suppliers in the market.

Business, page 71

18.	Please revise your intellectual property disclosure, beginning on page 86, to clearly describe, for each material patent or group of patents or pending patent applications: (i) the specific products, product groups, and technologies to which such patents relate, (ii) whether the patents are owned or licensed, (iii) the type of patent protection, (iv) patent expiration dates, and (v) jurisdiction. In this regard, it may be useful to provide this disclosure in tabular form.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Revised Draft Registration Statement.

Notes to Combined Financial Statements

Note 1 - Organization and Business Description

Reorganization, page F-7

19.	You disclose that the reorganization has been accounted for as a recapitalization among entities under common control and that all assets and liabilities transferred, and exchange of shares, were recorded at historical cost. Please revise to also disclose that the equity structure was retroactively adjusted to be that of CTW Cayman as if it had been in existence since the beginning of the periods presented. In addition, revise your disclosures on pages 14 and F-5 to indicate what “*” represents.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 14, 24, F-5, and F-7 of the Revised Draft Registration Statement.

Note 2 - Summary of Significant Accounting Policies

Advances to game developers, net, page F-9

20.	We note you provide advances to qualified game developers, which are repaid through future revenue shares after the games are developed and distributed on your platform. Please address the following:

●	Revise to further explain the terms and conditions of the advances, including whether they include a certain number of games to be developed over a particular period of time.

●	Clarify whether repayment of advances are made on a per-game or per-developer basis. For example, if a single developer receives funds to develop several games, tell us whether you recoup all advances to that developer before paying the developer a share of the in-game purchases, or whether you recoup only the portion of advances applicable to a particular game. If the latter is the case, explain how you determine the advance amount for each game.

●	Explain what happens when a game developer does not deliver or is otherwise unable to repay the advance and indicate how often that occurs.

●	Disclose the number of qualified game developers that have advances outstanding as of the end of each period.

●	Revise throughout to disclose how you define a qualified game developer.

Response:

The Company respectfully submits to the Staff that it has revised the disclosures on pages 51, 60, F-9 and F-10 of the Revised Draft Registration Statement. The Company further submits that:

●	Each game service contract covers a single game, with the associated services provided by the Company for that game. The advances are tied to the development of specific games and are not structured as multi-game commitments over a specified period.

●	Advances are repaid on a per-game basis, meaning the Company recoups the advance applicable to a particular game solely from the revenue share generated by that game as governed by each individual game service contract. If a developer receives advances for multiple games, each advance is repaid separately from the respective game’s revenue share, and there is no cross-collateralization across different games.

●	If a game developer does not complete the development of a game or if the game generates insufficient revenue share to fully recover the advance, the developer is not required to repay the shortfall. For the period from August 1, 2019 through July 31, 2024, the Company made a total of 53 advances to game developers to support their game development activities pursuant to the agreements entered into with them. Of these 53 advances, 3 were not recovered due to the failure of the respective developers to complete the development of the associated games. Additionally, the Company was unable to fully recover advances related to 4 games that went offline before full repayment was made. Furthermore, the Company assessed the recoverability of all outstanding advances and recorded valuation allowances for advances related to 6 additional games where the Company believes there is a risk that the full amount of the advances may not be collectable. The Company has recorded full valuation allowances for all such advances that are not expected to be recouped. The Company evaluates the recoverability of these advances at the time of initial recognition and monitors them on an ongoing basis, recognizing valuation allowances as necessary based on available information and relevant risk factors.

●	As of July 31, 2024, 36 game developers had outstanding advances related to 47 games, compared to 33 game developers with outstanding advances related to 42 games as of July 31, 2023.

●	The Company defines a select game developer as a developer with a proven track record of successfully launching one or more games that have generated significant in-game purchases or strong end-user engagement. This criterion ensures that advances are provided to developers with demonstrated commercial success, reducing the risk of non-repayment.

21.	You disclose on page 72 that once a game achieves financial success; you recover the initial advance fee from in-game purchases made on your platform. Please revise to define “financial success.” In addition, you state that after you have recouped the initial advance fee, the developers receive a share of the remaining in-game purchase amount. You retain 80% of the in-game purchase amount, after accounting for the royalty fees paid to intellectual property holders. Please explain to us, in further detail, how repayment of the advances and, separately, how the subsequent fee shares are calculated, including how payment of royalty fees factors into your calculations. Include examples in your response.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 2 and 72 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it begins to recoup advance as soon as a game is launched and end users start making in-game purchases. Once the advance is fully recouped from the in-game purchases generated by the game, the game developer is no longer required to make additional payments toward the advance. Thereafter, the Company continues to receive service fees from the game developers through a revenue-sharing arrangement, whereby the Company retains a pre-agreed percentage of the in-game purchases paid by end users, as stipulated in the service agreements with developers. The repayment of the advances and subsequent service fee payments by game developers are not affected by the Company’s royalty fees paid to the original IP licensors, as such royalty costs are borne solely by the Company and recorded as part of its cost of revenue. Typically, after deducting royalty fees, but before considering other operating expenses, the Company retains approximately 80% of the in-game purchases, while the developers receive about 10%. The repayment of advances takes place on a per-game basis, with the developer’s share of in-game purchase offsetting the outstanding balance until full recoupment.

For example, under a game distribution service agreement for Game A, the Company provides related services to Game Developer X and receives approximately 88% of the gross in-game purchases, while the developer receives about 12%. The Company makes an advance of $500,000 to Game Developer X, which can only be recouped through in-game purchases generated from Game A. If Game A generates US$300,000 in gross in-game purchases in its first month, the Company retains $264,000 (88%) as revenue, while the Game Developer X’s US$36,000 (12%) share is withheld and applied toward the outstanding advance balance. The Company also pays an 8% royalty fee (US$24,000) to the IP holder, leaving a net retention of approximately 80% of gross in-game purchases generated from Game A. The advance continues to be recouped until the full amount is recovered, after which Game Developer X begins receiving its share of the in-game purchases further generated from Game A.

22.	We note the valuation provision for advance to game developers is approximately 36% and 43% of gross advances at July 31, 2024 and 2023, respectively. Please explain the reason for the significant valuation. In this regard, revise to clarify how each of the factors discussed on page 60 factored into your analysis. To the extent repayment is significantly impacted by certain factors such as the experience of game developers or popularity of your IP, revise to include an appropriate risk factor discussion.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 21 and 57 of the Revised Draft Registration Statement. The Company advises the Staff that the valuation provisions for advances to game developers were approximately 36% and 43% of gross advances as of July 31, 2024 and 2023, respectively, because the Company engaged with less experienced game developers and used less well-established IP resources during the early stages of its business.

The Company initially collaborated with developers, who, despite having launched games in the past, lacked sustainable and repeatable development models, making it challenging to achieve the anticipated game performance and affecting the recoverability of advances by the Company. Moreover, the use of less recognized IP resources during the same periods led to weaker market reception for launched games, further impacting the Company’s revenue generation ability as well as its ability to recoup advances. To address these challenges, the Company has come up with strategies to strengthen its operations. Based on its past working experience with various game developers, the Company has accumulated useful insights into the various development models and processes, allowing it to more effectively identify and partner with developers, who are more likely to succeed in partnership with the Company. The Company has also engaged with game developers with a proven track record of success on its platform to develop new games for distribution, and by collaborating with these established partners in new game development efforts, it’s able to enhance game performance by replicating past successes.

As a result of the above-mentioned efforts, the Company has successfully reduced its valuation provisions as a percentage of gross outstanding advances, decreasing from approximately 50.92% as of July 31, 2022, to approximately 43.07% as of July 31, 2023, and further to approximately 36.00% as of July 31, 2024.

Revenue Recognition, page F-12

23.	You disclose that the game developers are your customer. Please tell us how you made this determination. In your response, explain who is responsible for fulfillment of the gaming activity to the end user. In this regard, tell whether you promise any game services to the end user, control the games offered, modify the game content, and/or have the ability to take possession of the game from the game developers.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of the Revised Draft Registration Statement. The Company respectfully submits to the Staff that the Company recognize game developers as its customers in accordance with ASC 606. The Company has no obligation to fulfill gaming activities for end users, and such responsibilities remain solely with the developers. The Company does not control the games offered, nor does it have the ability to modify game content. Additionally, game developers retain all intellectual property rights with respect to the games.

24.	You disclose that you collect in-game purchase amounts from end-game users. Please tell us how you considered whether the end user is your customer. In this regard, explain how payments for in-game purchases are processed; whether the end user is purchasing in-game items from you or the developer; who is responsible for making the in-game purchased items (e.g. character enhancements or other engagement-based rewards), available to the end user for their respective useful lives; and whether you are providing any other services to the end user. For example, we note from your disclosure on page 83, you provide 24/7 customer support and trust and safety services to the end-users.

Response:

In response to the Staff’s comment, the Company has further revised the disclosure on page F-12 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it recognizes game developers, rather than end users, as its customers according to ASC 606. The Company enters into contracts with third-party game developers to provide various services, including facilitating the use of Japanese animation intellectual property (IP) for game development and offering game distribution services through its platform. The services provided to game developers align with the Company’s ordinary business activities, and the contractual arrangements meet the criteria for customer contracts under ASC 606.

Regarding payment processing, end users purchase in-game items within the games, and the order information, including the amount to be collected, is transferred from the game to the Company. The Company, in turn, contracts with various payment processing companies to collect payments from end users. Payment status information (such as successful payment processing) is then transferred back to games based on which the game developers deliver the in-game items to end users. The Company does not sell in-game items to end users; rather, game developers are responsible for fulfilling in-game purchases and ensuring the availability of in-game items for their respective useful lives. The useful lives of these items are solely defined and controlled by the game developers.

With respect to services provided to end users, the Company provides access to its gaming platform, enabling end users to engage with the games. Additionally, the Company provides 24/7 customer support on behalf of the game developers. These services are part of the Company’s contractual obligations to game developers and are provided as part of the overall service arrangements with game developers.

Although the Company provides platform-related services to end users as part of its service offerings to game developers, it does not control the games, cannot modify game content, and does not have the IP right of the games. All intellectual property rights to the games remain with the game developers. Given these considerations, the Company has determined that game developers, not end users, are its customers for revenue recognition purposes.

25.	We note that each contract with the game developers includes four distinct performance obligations that you have determined comprise a series of services. Please tell us the nature of the contracts with the game developers and the pertinent terms, including whether such contracts require a specific number of games to be developed, if the services described are to be provided over a stated period of time, whether a developer can use any, all or none of the services at any time during the term of the contract, and what happens if the developer does not develop any games.

Response:

In response to the Staff’s comment, the Company has further revised the disclosure on page F-12 of the Revised Draft Registration Statement. The Company respectfully submits that each contract with game developer covers the development of a single game and the associated services to be provided by the Company for this specific game. Under the contract terms, the Company agrees to provide the following services: (i) providing access to IP-related content for game development, (ii) online gaming distribution services, (iii) game development support services, and (iv) game marketing and advertising services. The Company has an exclusive right to distribute the developed game on its platform. Furthermore, these agreements do not contain early termination rights for game developers, ensuring that the Company’s exclusive distribution rights remain in place for the entire contractual term. The Company’s services are provided throughout the contractual term and cannot be selectively used, paused, or opted out of by game developers once the contract is in effect. The Company does not have a stand-ready obligation in regards to each of the four performance obligations, as the services provided to game developers are tied directly to the ongoing performance and utilization of the IP contents and platform, rather than a general readiness to perform services upon demand.

If a game developer does not complete the development of a game, it has no further obligation to the Company and the Company will not be paid for its services by the game developer in any form. In such case, the Company does not recognize any revenue.

In evaluating its revenue recognition under ASC 606, the Company determined that the variable consideration meets the requirements of the variable consideration allocation exception under ASC 606-10-32-40, as both criteria are satisfied:

(i)	Criterion (a) is met because the variable consideration relates specifically to the Company’s efforts to transfer the distinct services provided each day or month as part of each performance obligation. The service fees charged each day, calculated based on a pre-agreed revenue share percentage, represent the consideration allocated to the services rendered on that day.

(ii)	Criterion (b) is met because allocating the variable consideration to one or more, but not all, of the distinct services in each series is consistent with the allocation objective outlined in ASC 606-10-32-28. As supported by FASB Staff Q&A Question 45, Example B, the pricing structure is consistent throughout the contract term and reflects the amount the Company expects to be entitled to in exchange for the services transferred.

In accordance with ASC 606-10-32-39, the Company therefore allocates the variable consideration to the distinct time periods (e.g., each month) in which the services are provided, rather than across the entire contract. The Company recognizes revenue monthly based on the actual top-up amounts multiplied by the predetermined fixed revenue share percentage, which reflects the value of services transferred during that period. The allocation among the four performance obligations is not further disaggregated, as the total transaction price earned each day or month is fixed and measurable, and no additional allocation is required.

26.	You disclose that you do not provide any incentive to the game developers for services provided. Please tell us whether incentives are offered to end users, and if so, what the nature and terms of those incentives are and who offers them, the game developer, you, or both.

Response:

In response to the Staff’s comment, the Company has further revised the disclosure on page F-12 of the Revised Draft Registration Statement. The Company respectfully submits that it does not offer any incentive to end users on its platform.

Risks and uncertainties

Concentrations, page F-15

27.	Please revise to clarify whether the two game developer customers that accounted for greater than 10% of your revenue in fiscal 2024 are the same two customers from fiscal 2023. In this regard, distinguish your major customers each year by, for example, identifying them as customer A, customer B, etc., so as to clarify whether there were any changes in your significant customers during the periods presented. Similar revisions should be made with regard to accounts receivable, accounts payable and significant suppliers.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of the Revised Draft Registration Statement.

Note 4 - Advance to Game Developers, Net, page F-16

28.	Please revise to disclose the activity in the advance to game developers, net line item, similar to the activity disclosed for the related allowance balance, including additions, reductions/payments, and any adjustments in the periods presented.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-16 of the Revised Draft Registration Statement.

Note 16 - Subsequent Events, page F-23

29.	We note you include a placeholder for the date through which you evaluated all events and transactions that occurred after July 31, 2024. Please revise to include the actual date. Refer to 855-10-50-1.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of the Revised Draft Registration Statement. The Company evaluated all subsequent events and transactions that occurred after July 31, 2024 through February 5, 2025, the date on which the financial statements were issued.

General

30.	Please provide disclosure regarding the compensation of the company’s directors and executive officers for fiscal year 2024. Refer to Item 6.B of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Revised Draft Registration Statement.

* * * *

If you have any questions regarding this submission, please contact Mr. Richard J. Chang at +8610 5680 3969 or rchang@gunder.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Richard J. Chang
Richard J. Chang

cc:	Mr. Patrick Liu (pliu@ctw.inc), Chief Financial Officer
CTW Cayman

Ms. Ying Liu, Partner
YCM CPA INC.